Mail Stop 3651

April 20, 2007

Manuela Adl
Chief Operating Officer
Westpac Banking Corporation
575 Fifth Avenue, 39th Floor
New York, New York 10017

Re: **Westpac Securitisation Management Pty Limited**
Form S-3; Amendment No. 1
Filed March 30, 2007
File No. 333-139257

Dear Ms. Adl,

      We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

1. The Division of Investment Management has asked us to advise you that, on the basis of the information in the Registrant's Form S-3 registration statement, it appears that the issuing entity may be an investment company as defined in the Investment Company Act of 1940 ("1940 Act").

Accordingly, please explain why the issuing entity should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

Base Prospectus

The Issuer Trustee / The Seller Trustee / The Note Trustee, page 41

2. If the issuing entity intends to rely on rule 3a-7 under the 1940 Act, please explain whether any trustee meets the requirements imposed by rule 3a-7(a)(4), including the requirement that the trustee be a bank and not be affiliated, as that term is defined in rule 405 under the Securities Act of 1933, with the issuer or with any person involved in the organization or operation of the issuer. Please also explain whether such a trustee will take the actions necessary to meet the requirements in rule 3a-7(a)(4)(ii) and (iii). To the extent that these requirements are not met, please explain how the issuing entity would be in conformity with the rule.

Deposit Agreement, page 35

3. If the issuing entity intends to rely on rule 3a-7 under the 1940 Act, please explain whether the investment agreements described in this section, allowing all or a portion of the amounts held in the collection account or reserve account to be invested with an entity specified in the prospectus supplement, meet the definition of "eligible assets" under rule 3a-7(b)(1). In so doing, please explain the types of investments that such entity could invest in.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: Via Facsimile
        Jon D. Van Gorp, Esq.
        Mayer, Brown, Rowe & Maw LLP
        (312) 706-8362